FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated October 3, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

National tax registration number (CNPJ) 01.838.723/0001-27

Publically-Listed Company

Rua Jorge Tzachel, 475, Itajaí, SC

ANNOUNCEMENT TO THE MARKET

BRF – Brasil Foods S.A., acting in accordance within the terms of  Instruction Nº 358 of the Brazilian Securities and Exchange Commission (CVM) of January 3, 2002 and § 4 of art. 157 of Act Nº 6.404/76, announces that it has acquired, through its subsidiary in Argentina, corporate control of the company Avex S.A. and, through this company, has acquired the companies Flora Dánica S.A, and Flora San Luis S.A. and GB Dan S.A.(Grupo Dánica), both of which are headquartered in Argentina.

In line with BRF’s strategic plan to internationalize the company, these acquisitions have a common objective to strengthen BRF’s brands in the Mercosur region, with expansion of portfolio of products, access to local markets and expansion of export platform.

The Dánica Group has a broad distribution structure for dry and chilled/frozen products which will allow BRF to complement its sales and distribution structure, as well as export of products to the Southern Cone and development of Food Service channel. The company is the leader in the margarines market (62%) and number two in sauces (20%).

The company is located in Buenos Aires and operates with the following main brands: Dánica, Manterina, Vegetalia, Danifesta and Primor. Revenues of US$ 122.7 million in 2011 and sales of 68.3 thousand tons, with 689 employees

Dánica – Industrial units	Location	Capacity (ton/month)
Margarines and Oils	Llavallol	4,000
Sauces and Mayonnaise	Villa Mercedes	6,000
Pastas and Pastries	Avellaneda	350

Avex is a company located in Rio Cuarto, Córdoba, and produces whole, cut, chilled and frozen chicken. Revenues of US$ 66.8 million in 2010, with 70% of sales concentrated in the domestic market. Sales amounted to 41.5thousand tons with 494 employees in total. Avex is the sixth-largest player in the domestic poultry market, with a market share of 4% in Argentina.

Avex - Industrial units	Location	Capacity
Poultry Slaughtered	Rio Cuarto, Córdoba	750,000 poultry heads /week
Feed	Juárez Celman, Córdoba	40 ton/hour
Incubator	General Deheza, Córdoba	758,800 eggs/week
Granja de Terminação/ Termination Poultry Farm	Rio Cuarto, Córdoba	164,000 own area 155,700 m2 integrated area

Total investments for both acquisitions will amount to approximately US$ 150 million, with two third of ownership by BRF and one third by other local shareholders. Transaction will be supported with BRF´s own financial resources. Avex will have a shareholders´ agreement, that it will determine the form of management of the company.

Currently, BRF operates in the Argentinean market with exports of processed and fresh products, particularly under the Sadia brand, to distributors, mainly in the Buenos Aires region. The Mercosur project will bring BRF the opportunity to consolidate its position as a player in Latin America, with a stronger brand, access to local clients, and an expanded distribution structure and broader competitive base for exports.

São Paulo, October 03, 2011

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   October 3, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director